Exhibit 99.(a)(5)

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments Inc.

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC. ANNOUNCES COMMENCEMENT OF A CASH TENDER OFFER

(Philadelphia, May 16, 2019) - Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF), a closed-end equity fund, announced today the commencement of a cash tender offer to purchase up to 8,956,196 shares, representing approximately 15% of the Fund’s outstanding shares, at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day immediately following the day the tender expires.  The offer commences at 12:01 am, May 17, 2019, and will expire at 11:59 p.m. New York City time on June 17, 2019, unless otherwise extended. It is expected that the payment of the tender offer proceeds will be made as soon as practicable after the June 17, 2019 expiration date of the tender offer. The payment date is currently estimated to be on or about June 25, 2019, unless the expiration date is otherwise extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials. If more than 15% of the Fund’s outstanding shares are tendered and not withdrawn in the offer, the Fund will purchase shares from tendering shareholders on a pro-rated basis.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares on or about May 17, 2019. Shareholders who do not receive these materials may call AST Fund Solutions, LLC, the Fund’s information agent for this tender (the “Information Agent”) at 800-467-0743 to request that materials be sent to them.  Shareholders may obtain further information regarding the tender offer on the U.S. Securities and Exchange Commission (“SEC”) website at http://www.sec.gov, on the Fund’s website at www.aberdeenaef.com or by calling 800-467-0743.

The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal.  Shareholders should read these documents carefully. Inquiries regarding this tender offer should be directed to the Fund’s Information Agent at 800-467-0743. The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

Aberdeen Emerging Markets Equity Income Fund, Inc. is a closed-end equity fund. The Fund seeks to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. Its shares are listed on NYSE American under the symbol ‘‘AEF.’’

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Documents filed with the SEC are available to investors, free of charge, at the SEC’s website (http://www.sec.gov). Shareholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Standard Investments Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-800-522-5465 toll-free or on the Internet at www.aberdeenaef.com. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.aberdeenaef.com or by calling the Fund’s Investor Services at 800-522-5465.

Aberdeen Standard Investments Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Managers Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

Aberdeen Standard Investments is a brand of the investment businesses of Standard Life Aberdeen plc, its affiliates and subsidiaries. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

If you wish to receive this information electronically, please contact: Investor.Relations@aberdeenstandard.com

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